Exhibit (a)(1)

April 25, 2016

Dear Phillips Edison Grocery Center REIT I, Inc. Stockholder:

On April 22, 2016, CMG Partners, LLC and its affiliates (collectively, “CMG”) commenced an unsolicited offer to purchase up to 9,300,000 shares of common stock of Phillips Edison Grocery Center REIT I, Inc. (the “Company”) at a price of $5.25 per share in cash (the “CMG Offer”). You should expect to receive offer materials for the CMG Offer, if you have not received them already.

After carefully evaluating the CMG Offer and consulting with our management, other personnel of our external advisor and our outside legal advisor, the Board of Directors of the Company recommends that you reject the CMG Offer and NOT tender your shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the CMG Offer is not in the best interests of our stockholders because, among other reasons:

•	The Board believes that the CMG offer price is significantly less than the current and potential long-term value of the shares. On April 14, 2016, the Board approved an estimated value per share of the Company’s common stock of $10.20. CMG’s offer price is $4.95 per share, or 49%, less than this estimated value per share.
•	Given the offer price, the Board believes that the CMG Offer represents an opportunistic attempt by CMG to make profit by purchasing the shares at a deeply discounted price relative to their current estimated value, thereby depriving the stockholders who tender shares in the CMG Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

In order to deter CMG and other potential future bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value, the Board has authorized a self-tender offer (the “Self-Tender Offer”) for the Company to purchase up to 9,300,000 shares of its common stock at $6.00 per share. However, the Board believes that the offer price under the Self-Tender Offer is still well below the current and potential long-term value of the shares. Accordingly, the Board recommends that stockholders DO NOT tender their shares in the Self-Tender Offer or the lower CMG Offer. You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Self-Tender Offer, each of which have been filed as exhibits to a Schedule TO filed with the Securities and Exchange Commission, before making your decision with regard to the Self-Tender Offer.

The Board acknowledges that each stockholder must evaluate whether to tender his or her shares in either offer and that, because there is no trading market for the shares, an individual stockholder may determine to tender based on, among other considerations, such stockholder’s individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her shares in either offer, each stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s share repurchase program at any time (which program has significant limitations and is suspended during the Self-Tender Offer in accordance with applicable securities laws), (b) the Board may have the right to amend, extend or, upon certain specified conditions, terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which can change periodically) or (ii) the timing of providing liquidity to the stockholders.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your shares in either offer.

Sincerely,

Jeffrey S. Edison
Chairman of the Board and Chief Executive Officer
Phillips Edison Grocery Center REIT I, Inc.